UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 21, 2023

BHP GROUP LIMITED
(ABN 49 004 028 077)
(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA
(Jurisdiction of incorporation or organisation)
171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F:  ☒  Form
20-F  ☐  Form
40-F
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b)
under the Securities Exchange Act of 1934:  ☐  Yes  ☒  No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
  n/a

This document includes portions from the previously published results announcement of BHP Group Limited as of, and for the six months ended December 31, 2022, for the purposes of incorporating this document by reference into the BHP Group Limited Registration Statement on Form F-3 in accordance with the terms set out in that document. This document does not update or otherwise supplement the information contained in the previously published results announcement.

EXHIBITS

99.1	Unaudited interim financial information as of and for the six months ended December 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: February 21, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary